Exhibit 3.46

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

among

IQVIA RDS LATIN AMERICA LLC

and

THE MEMBERS NAMED HEREIN

dated as of

November 10, 2023

i

5.6	Amendment or Repeal	7
5.7	Other Indemnification and Prepayment of Expenses	7
5.8	Insurance	8
5.9	Limited Liability	8

ARTICLE VI UNITS		8

6.1	Units Generally	8
6.2	Common Units	9
6.3	Preferred Units	9
6.4	Actions by Members	12
6.5	Record Holder of Units	12
6.6	Additional Capital Contributions	12
6.7	Additional Units	13
6.8	Return of Capital Contributions	13
6.9	No Interest on Capital Contributions	13
6.10	No Right of Partition	13

ARTICLE VII DISTRIBUTIONS		13

7.1	Interim Distributions	13
7.2	Distribution in Liquidation	13
7.3	Limitations upon Distributions	13

ARTICLE VIII TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS		14

ARTICLE IX DISSOLUTION AND LIQUIDATION OF THE COMPANY		14

9.1	Dissolution Events	14
9.2	Liquidation	14
9.3	Articles of Dissolution	15

ARTICLE X UNITED STATE FEDERAL, STATE AND LOCAL TAX MATTERS		15

10.1	Amendments to Contribution Agreements	15
10.2	Partnership for U.S. Income Tax Purposes	15
10.3	Tax Returns	15
10.4	Capital Accounts; Allocations Of Net Profits and Net Losses	16

ARTICLE XI MISCELLANEOUS		16

11.1	Records	16
11.2	Amendments	16
11.3	Survival of Rights	16
11.4	Governing Law	16

ii

11.5	Severability	16
11.6	Creditors Not Benefited	16
11.7	General Rules of Interpretation.	16

iii

LIMITED LIABILITY COMPANY AGREEMENT

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of IQVIA RDS Latin America LLC, a limited liability company organized pursuant to the North Carolina Limited Liability Company Act (the “Company”), is executed effective as of November 10, 2023 (“Effective Date”), by and among the Company, the Member executing this Agreement as of the Effective Date (the “Initial Member”), and each other Person who, after the Effective Date, becomes a Member of the Company and becomes a party to this Agreement by executing a joinder to this Agreement. Capitalized terms not otherwise defined herein shall have the meaning set forth in Article II.

ARTICLE I

FORMATION OF THE COMPANY

1.1 Formation. The Company was formed on December 31, 2011, upon the filing of the Articles of Organization, including Articles of Conversion, with the Secretary of State. The Company was formed upon the conversion of Quintiles Latin America, Inc., a North Carolina corporation, into a North Carolina limited liability company. The Initial Member and the Company entered into that certain Limited Liability Company Agreement of the Company, dated as of December 31, 2011 (the “Original Agreement”). This Agreement supersedes, amends, and restates the Original Agreement.

1.2 Name. The name of the Company is IQVIA RDS Latin America LLC. The Board may change the name of the Company from time to time, provided appropriate amendments to this Agreement and the Articles of Organization and necessary filings under the Act are first obtained or made.

1.3 Registered Office and Registered Agent. The Company’s registered office within the State of North Carolina and its registered agent at such address shall be as determined from time to time by the Board.

1.4 Principal Place of Business. The principal place of business of the Company shall be at such place or places as the Board may from time to time deem necessary or advisable.

1.5 Purposes and Powers. The purpose of the Company shall be to engage in any lawful business for which limited liability companies may be organized under the Act. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

1.6 Term. The Company shall continue in existence until the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

1.7 Nature of Member’s Interest. The interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor any successor, representative, or assign of any Member shall have any right, title, or interest in or to any Company property except with respect to the INNMC Businesses. The INNMC Member shall remain the beneficial owner of the INNMC Businesses for U.S. federal income tax purposes as described in Frank Lyon Company v. United States, 435 U.S. 561 (1978) and Rev. Rul. 55-39, 1955-1 C.B. 403.

1.8 Status of the Company. Solely for federal and state income tax purposes and pursuant to Regulations Section 301.7701-3, (a) for so long as the Company has only one Member, the Company is intended to be disregarded as an entity that is separate from the Member and (b) for so long as the Company has multiple Members, the Company is intended to be treated as a partnership. Notwithstanding the foregoing, for all other purposes (including, without limitation, limited liability protection for the Members from Company liabilities), however, the Members and the Company intend the Company to be respected as a separate legal entity that is separate and apart from the Members. The Company shall be specifically identified as “IQVIA RDS Latin America LLC” in all writings, including stationery, invoices, business cards and checks. The Company’s property and financial accounts shall be completely separate from and not commingled with the property or accounts of the Members.

ARTICLE II

DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

“Act” means the North Carolina Limited Liability Company Act, as amended from time to time.

“Additional Member” means any Person admitted to membership in the Company in addition to the Initial Member.

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as it may be amended from time to time.

“Articles of Organization” means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

“Available Proceeds” means consideration received by the Company for a Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its Members, all to the extent permitted by North Carolina law governing distributions to Members.

“Capital Contribution” means, for any Member, the total amount of cash and property contributed to the Company by such Member.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

“Common Member” means a Person in his, her or its capacity as a holder of Common Units.

“Distribution” means any money or other property distributed to the Members with respect to the Members’ Membership Interest, but shall not include any payment to the Members for materials or services rendered or any reimbursement to the Members for expenses incurred by the Members in accordance with this Agreement.

“INNMC Businesses” means, as of the time immediately before such property is legally transferred to the Company by the INNMC Member, (i) the assets and liabilities of IQVIA IES European Holdings, Novex Pharma Limited, IQVIA IES Overseas Holdings Limited, Penderwood Limited, IQVIA IES UK Limited, IQVIA Asia Pacific Commercial Holdings LLC, IQVIA RDS Clindata (Pty.) Ltd., IQVIA RDS Clindepharm (Pty.) Ltd., Quintiles Clindata (Pty) Limited, IQVIA RDS Brasil Ltda. (as to 99.9966% of its assets and liabilities), and IQVIA RDS Argentina S.R.L., and (ii) the corporate stock (or equivalent thereof) of IQVIA CSMS GmbH, IQVIA RDS Spain S.L. (as to 4.78% of its corporate stock (or equivalent thereof)), Novex Pharma Laboratorio

S.L. (as to 4.78% of its corporate stock (or equivalent thereof)), IQVIA AB, IQVIA IES Europe Limited, IQVIA IES Denmark ApS, IQVIA Staff Services Sp.A., IQVIA IES Oy, Innovex Saglik Urunleri Pazarlama ve Hizmet Danismanlik Anonim Sirketi (as to 50% of its corporate stock (or equivalent thereof)), Quintiles Commercial Rus LLC (as to 99% of its corporate stock (or equivalent thereof)), IQVIA IES South Africa (Pty) Limited, IQVIA RDS Nigeria Limited, IQVIA RDS South Africa (Pty.) Ltd., Quintiles Benin S.A.R.L.U., Quintiles West Africa Limited, IQVIA RDS East Africa Limited, GCE Solutions (Pty) Limited, Quintiles South Africa (PTY.) Limited. For the avoidance of doubt, any entities and other assets transferred into, or liabilities issued or assumed by, INNMC Businesses in connection with the transactions surrounding the First Amended and Restated LLC Agreement of IQVIA RDS Latin America LLC or thereafter do not become INNMC Businesses (to the extent that they were not already INNMC Businesses).

“INNMC Member” means Innovex Merger Corp., a North Carolina corporation, also an Additional Member.

“Member” means (a) the Initial Member (for so long as it continues to hold Membership Interests in the Company); and (b) each Additional Member who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company’s books and records as the owner of one or more Units. The Members shall constitute the “members” (as that term is defined in the Act) of the Company.

“Membership Interest” means a Member’s rights in the Company, including without limitation, the Member’s right to receive Distributions (liquidation or otherwise) and any right to vote at meetings of the Members as provided in the Act and this Agreement.

“Person” means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, or another entity.

“Preferred Member” means a Person in his, her or its capacity as a holder of Preferred Units.

“Secretary of State” means the Secretary of State of North Carolina.

“Transfer” means (i) as a verb, to sell, assign, transfer, or otherwise dispose of property, including without limitation an interest in the Company, and (ii) as a noun, the act of taking any of the actions described in clause (i).

“Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time (including temporary regulations and corresponding provisions of succeeding regulations and so-called “rulings” by the Internal Revenue Service to the extent these may be applicable to the particular situation).

“Units” means a unit representing a fractional part of the Membership Interests of the Members and shall include all types, classes, and series of Units, including the Preferred Units, the Class A Common Units and the Class B Common Units; provided, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement with respect to such type, class, or series of Unit and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights. Consistent with the principles of Revenue Ruling 55-39, 1955-1 C.B. 403, the Class B Common Units shall evidence the retained beneficial ownership of the INNMC Member of the INNMC Business and shall not evidence the right to participate in any distributions or allocations with respect to the assets of the Company which are not the INNMC Business. Reference is also hereby made to Section 10.1.

ARTICLE III

MANAGEMENT OF THE COMPANY

3.1 Board of Managers; Powers. The business and affairs of the Company shall be managed by or under the direction of a board of managers (the “Board”) except as pertains to the INNMC Businesses. The members of the Board (the “Managers”) shall be “managers” within the meaning of the Act. Subject to the provisions of this Agreement, the Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company except as pertains to the INNMC Businesses. No Member, in its capacity as such, shall participate in or have any control over the business of the Company except as pertains to the INNMC Businesses. The INNMC Member shall have full and complete discretion to manage the business and affairs of the INNMC Businesses, to make all decisions affecting the business and affairs of the INNMC Businesses and to take all such actions as it deems necessary or appropriate with respect to the INNMC Businesses.

3.2 Board of Managers; Composition. The total number of Managers constituting the Board as of the Effective Date shall be one (1) Manager. Thereafter, the total number of Managers constituting the Board may be fixed from time to time by the holders of a majority of the outstanding Units. The initial Manager shall be Eric M. Sherbet.

3.3 Board of Managers; Meetings. Regular meetings of the Board may be called on at least twenty four (24) hours’ notice to each Manager, either personally, by telephone, by mail, by electronic mail or by any other means of communication reasonably calculated to give notice, at such times and at such places as shall from time to time be determined by the Board, or the chairman thereof (if any), as applicable. Any Manager may call a special meeting of the Board on not less than twenty-four (24) hours’ notice to each other Manager, either personally, by telephone, by mail, by electronic mail or by any other means of communication reasonably calculated to give notice.

3.4 Board of Managers; Quorum and Acts of the Board. At all duly called meetings of the Board, a majority of the total number of Managers shall be required to establish a quorum for the transaction of business.

3.5 Board of Managers; Action by Written Consent. Notwithstanding the provisions of Section 3.3 and Section 3.4, any action required or permitted to be taken by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed unanimously by all the Managers. Any such consent shall have the same force and effect as a vote at a meeting of the Board where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State.

3.6 Board of Managers; Appointment and Termination. Managers shall be appointed by the Members and shall hold office at the pleasure of the Members. A Manager shall serve until the earlier of his or her death, resignation or removal. A Manager may be removed at any time, with or without cause, by the Members. A Manager may resign by any time by delivering his or her written resignation to the Members.

ARTICLE IV

OFFICERS

4.1 Officers; Election. The Board may appoint a President, a Chief Executive Officer, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, a Secretary, and one or more Assistant Secretaries and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person. The Board may also empower the President of the Company to appoint such other officers as the business of the Company may require. The officers of the Company designated by the Board as of the date hereof are listed on Exhibit A hereto.

4.2 Term of Office; Resignation; Removal; Vacancies. Except as otherwise provided in the resolution of the Board electing any officer, each officer shall serve at the pleasure of the Board or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President of the Company. Such resignation shall take effect at the time specified therein, and, unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer, with or without cause, at any time. Any officer who has been appointed by the President pursuant to Section 4.1 above may be removed, with or without cause, by the President or any other officer upon whom such power of removal may be conferred by the Board. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Company, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board.

4.3 President. If the Board has appointed a President, the general management and executive authority of the Company and the responsibility for carrying out the policies adopted by the Board shall be vested in the President of the Company who shall have general charge and supervision of the business of the Company. He or she shall have power to sign any Unit certificates, contracts and other instruments of the Company which are authorized and shall have general supervision and direction of all of the other officers, employees, and agents of the Company.

4.4 Vice Presidents. The Vice President or Vice Presidents, if any, at the request of the President or in the absence or disability of the President, shall perform the duties of the President, and when so acting shall have the powers of the President. If there be more than one Vice President, the Board may determine which one or more of the Vice Presidents shall perform any of such duties; or if such determination is not made by the Board, the President may make such determination; otherwise any of the Vice Presidents may perform any of such duties. The Vice President or Vice Presidents shall have such other powers and perform such other duties as may be assigned to such Vice President or Vice Presidents by the Members or the President.

4.5 Secretary. If the Board has appointed a Secretary, the Secretary shall have the duty to record actions of the Company approved by the Members and the Board, shall be custodian of the records of the Company, and shall perform all duties incident to the office of secretary of a corporation and such other duties may be assigned to him or her by the Board or the President.

4.6 Chief Financial Officer. The Chief Financial Officer, if there be such an officer, shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company and shall deposit or cause to be deposited, in the name of the Company, all moneys or other valuable effects in such banks, trust companies or other depositories as shall be selected from time to time by or under authority of the Members. If required by the Board, the Chief Financial Officer shall give a bond for the faithful discharge of his or her duties, with such surety or sureties as the Board may determine. The Chief Financial Officer shall keep, or cause to be kept, full and accurate records of all receipts and disbursements in books of the Company and shall render to the Board and the Members, whenever requested, an account of the financial condition of the Company. In general, the Chief Financial Officer shall perform all the duties incident to the office of treasurer of a corporation and such other duties as may be assigned to him or her by the Board or the President.

4.7 Other Officers. The other officers, if any, of the Company shall have such powers and duties in the management of the Company as shall be stated in a resolution adopted by the Board and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

4.8 Compensation. The compensation of the officers shall be fixed from time to time by the Board.

ARTICLE V

INDEMNIFICATION; LIMITATION ON LIABILITY

5.1 Right to Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that the Indemnitee, or a Person for whom the Indemnitee is the legal representative, is or was after the date of this Agreement, a manager or an officer of the Company or, while a manager or an officer of the Company, is or was after the date of this Agreement serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in Section 5.3, the Company shall be required to indemnify an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board.

5.2 Prepayment of Expenses. The Company may, in its discretion, pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified under this ARTICLE V or otherwise.

5.3 Claims. If a claim for indemnification or payment of expenses under this ARTICLE V is not paid in full within sixty (60) days after a written claim therefor by the Indemnitee has been received by the Company, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

5.4 Nonexclusivity of Rights. The rights conferred on any Indemnitee by this ARTICLE V shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statute, any provision of the Articles of Organization or this Agreement, or otherwise.

5.5 Other Sources. The Company’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a manager, officer, employee or agent of another limited liability company or a corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such limited liability company, corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

5.6 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this ARTICLE V shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

5.7 Other Indemnification and Prepayment of Expenses. This ARTICLE V shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate limited liability company action.

5.8 Insurance. The Company may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against such Indemnitee and incurred by such Indemnitee in any such capacity, or arising out of the Indemnitee’s status as such, whether or not the Company would have the power or the obligation to indemnify such Indemnitee against such liability under the provisions of this ARTICLE V.

5.9 Limited Liability. Except as otherwise expressly stated in this Agreement, no Member shall be required to make any contribution of cash or other property to the capital of the Company, nor shall any Member, in his, her or its capacity as such, be bound by, or personally liable for, any expense, liability, or obligation of the Company except to the extent of any unpaid amounts by the Members in respect of any Units, subscriptions, and the obligation to return Distributions made to it under certain circumstances as required by the Act. The Company shall indemnify the Members to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by the Members; provided, that the Members shall reimburse the Company for such advance in the event it is ultimately determined that such Member is not entitled to be indemnified by the Company against such expenses.

ARTICLE VI

UNITS

6.1 Units Generally.

6.1.1. Membership Interests in the Company shall be represented by and divided into Units. Upon the issuance or Transfer of Units to any Person, the Company shall enter the name and address of such Person, as well as the number and class(es) of Units held by such Person and the aggregate Capital Contributions of such Person, in the Company’s register of Members (the “Members Register”). Except as otherwise provided in this Agreement, the Units shall have the same relative rights and be identical in all respects as to all matters. Notwithstanding the foregoing, nothing contained in this Agreement shall create any interest on the part of the Members in the business or other assets of the Company or the Members of the Company.

6.1.2. As of the Effective Date, the Company is authorized to issue the following number and classes of Units, each of which shall carry the rights, privileges, preferences, duties, liabilities and obligations set forth in this Agreement:

(a) 700,000 Class A Common Units (each, a “Class A Common Unit”);

(b) 15,000 Class B Common Units (each, a “Class B Common Unit”) and

(c) 1,000 Class A Preferred Units (each, a “Preferred Unit”).

6.1.3. A copy of the Members Register as of the Effective Date is attached hereto as Exhibit B.

6.1.4. A Person may hold more than one class of Units and, in such event, unless otherwise provided herein, shall be considered to be a separate Member of the Company with respect to each class of Units held for purposes of this Agreement.

6.2 Common Units.

6.2.1. Voting. Except as otherwise provided by applicable law or the Articles of Organization, each Common Member is entitled to one vote for each Class A Common Unit held by such Common Member at all meetings of Members (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized Common Units may be increased or decreased (but not below the number of Units thereof then outstanding) by the affirmative vote of the holders of Units representing a majority of the votes represented by all outstanding Units entitled to vote, irrespective of the provisions of Section 57D-2-22 of the Act. No member is entitled to a vote with respect to the Class B Common Units.

6.3 Preferred Units

6.3.1. Dividends.

(a) From and after the date of the issuance of any Preferred Units, dividends at the rate per annum of ten and a half percent (10.5%) of the Original Issue Price (as defined below) of such Preferred Unit, plus the amount of previously accrued dividends, compounded annually, shall accrue on each Preferred Unit then outstanding (subject to appropriate adjustment in the event of any Unit dividend, split, combination or other similar recapitalization with respect to the Preferred Units) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, shall be cumulative, and shall be prior and in preference to any declaration or payment of any other dividend. Subject to approval of the Board (which approval shall not be unreasonably withheld, conditioned or delayed), Accruing Dividends shall be paid annually. So long as any Preferred Units are issued and outstanding, the Company shall not declare, pay or set aside any dividends on any other class or series of Units of the Company unless (in addition to the obtaining of any consents required elsewhere in this Agreement or the Articles of Organization) the holders of the Preferred Units then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Preferred Unit in an amount equal to the amount of the aggregate Accruing Dividends then accrued on such Preferred Unit and not previously paid. The Accruing Dividends are intended to be treated as guaranteed payments for the use of capital within the meaning of Section 707(c) of the Code. The “Original Issue Price” shall mean US $1,000,000.00 per Preferred Unit, subject to appropriate adjustment in the event of any Unit dividend, Unit split, combination or other similar recapitalization with respect to the Preferred Units. To the extent that an Accruing Dividend remains unpaid at the end of the year, solely for U.S. federal income tax purposes the unpaid Accruing Dividend will be deemed paid to the Preferred Member, and the Preferred Member will be deemed to immediately recontribute the deemed paid amount to the capital of the Company. The resulting addition to capital will be governed by the principles of Section 704(b) of the Code and by this Agreement, including Exhibit C.

6.3.2. Liquidation, Dissolution or Winding Up; Deemed Liquidation Event.

(a) Preferential Payments to Preferred Members. Except as provided in Section 6.3.2(e) below, in the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Units then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its Members, after satisfaction of liabilities and obligations to creditors, if any, and (ii) a Deemed Liquidation Event (as defined below), the holders of Preferred Units then outstanding shall be entitled to be paid out of the consideration payable to Members in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, in each case (clauses (i) and (ii)) before any payment shall be made to the holders of Class A Common Units by reason of their ownership thereof, an amount per Preferred Unit equal to the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared (the “Liquidation Amount”). After the distribution of the Liquidation Amount, the Preferred Members shall not be entitled to any further distribution of or participation in the distribution of any assets of the Company. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Preferred Units the full amount to which they shall be entitled under this Section 6.3.2(a), the holders of Preferred Units shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Units held by them upon such distribution if all amounts payable on or with respect to such Preferred Units were paid in full.

(b) Payments to Common Members. Except as provided in Section 6.3.2(e) below, in the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Liquidation Amounts required to be paid to the Preferred Members, the remaining assets of the Company available for distribution to its Members or (ii) in the case of a Deemed Liquidation Event, the consideration not payable to the Preferred Members pursuant to Section 6.3.2(a) above or the remaining Available Proceeds, as the case may be, in either case (clause (i) or (ii), as applicable) shall be distributed among the Common Members, pro rata based on the number of Class A Common Units held by each such Common Member.

(c) Definition of Deemed Liquidation Event. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding Preferred Units, voting together as a separate class (the “Requisite Holders”) elect otherwise by written notice sent to the Company at least five days prior to the effective date of any such event: a merger or consolidation in which the (1) the Company is a constituent party or (2) a subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for Units or other equity interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (x) the surviving or resulting limited liability company, corporation or other entity or (y) if the surviving or resulting limited liability company, corporation or other entity is a wholly owned subsidiary of another limited liability company, corporation or other entity immediately following such merger or consolidation, the parent entity of such surviving or resulting limited liability company, corporation or other entity.

(d) Effecting a Deemed Liquidation Event.

(A) The Company shall not have the power to effect a Deemed Liquidation Event referred to in Section 6.3.2(c) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the Members in such Deemed Liquidation Event shall be allocated to the holders of Units of the Company in accordance with Sections 6.3.2(a) and 6.3.2(b).

(B) The amount deemed paid or distributed to the Members upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

(e) No Member other than the INNMC Member shall be entitled to Liquidation Amounts with respect to the INNMC Businesses.

6.3.3. Voting. Except as otherwise provided by applicable law or the Articles of Organization, each Preferred Member is entitled to one vote for each Preferred Unit held by such Preferred Member at all meetings of Members (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized Preferred Units may be increased or decreased (but not below the number of Units thereof then outstanding) by the affirmative vote of the holders of Units representing a majority of the votes represented by all outstanding Units entitled to vote, irrespective of the provisions of Section 57D-2-22 of the Act.

6.3.4. Redemption.

(a) Redemption. The Preferred Units are not subject to any mandatory redemption or other similar provisions, provided that, unless prohibited by applicable law, Preferred Units may be redeemed from time to time at the option of the Company out of funds lawfully available therefor, at a redemption price equal to the Original Issue Price per Preferred Unit, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared (the “Redemption Price”). If Preferred Units are to be redeemed by the Company, a notice of redemption shall be given to holders of Preferred Units to be redeemed by first class mail, postage prepaid, addressed to the holders of such Preferred Units to be redeemed at their respective last addresses appearing on the Members Register not less than 5 days nor more than 60 days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth: (i) the redemption date; (ii) the number of Preferred Units to be redeemed; and (iii) the Redemption Price. In the case of any redemption of only a portion of the Preferred Units then outstanding, the Preferred Units to be redeemed shall be selected pro rata or in such other manner as the Company may determine to be equitable. Funds shall be considered hereunder to be “lawfully available” for use in connection with a redemption of the Preferred Units hereunder only if following such a redemption the Company would retain a cash balance of working capital sufficient to continue its normal business operations in accordance with its then current operating plan and budget as approved by the Board.

(b) Payment. On or promptly following the applicable redemption date, subject to funds being lawfully available therefor, the Company shall pay to each holder of Preferred Units the Redemption Price for the Preferred Units to be redeemed, whereupon the redemption of such Units shall be effective without any further action on the part of the Company or any holder of Preferred Units.

(c) Redeemed or Otherwise Acquired Units. Any Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Units following redemption.

(d) Waiver. Any of the rights, powers, preferences and other terms of the Preferred Units set forth herein may be waived on behalf of all holders of Preferred Units by the affirmative written consent or vote of the Requisite Holders.

6.3.5. Conversion Rights. The Preferred Members shall not have any rights to convert any Preferred Units into Units of any other class or series of Membership Interests of the Company.

6.4 Actions by Members. Unless the matter is one for which a different vote is required by express provision of the Act, the Articles of Organization or this Agreement, in which case such express provision shall govern and control the decision on such matter, (a) any matter brought before a duly organized meeting for a vote of the Members entitled to vote at which a quorum is present shall be acted upon by the Members present in person or by proxy voting together as a single class and (b) the affirmative vote of the Members entitled to vote holding a majority of the votes cast by all such Members present in person or by proxy shall govern the outcome of any matter. Upon any vote of the Members voting together as a single class, or as a separate class, each Member shall be entitled to one (1) vote for each Preferred Unit and each Class A Common Unit held by such Member. Any action required or permitted to be taken or authorized by the Members at a meeting may be taken or authorized without a meeting if, prior or subsequent to the action, the Members representing not less than the minimum number of Units that would be necessary to take or authorize such actions at a meeting of the Members at which all Members entitled to vote thereon were present shall execute a written consent or consents thereto and such consent or consents are filed with the minutes of proceedings of the Members.

6.5 Record Holder of Units. The Company shall be entitled to treat the Person in whose name any Unit or Units stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other Person.

6.6 Additional Capital Contributions. No Member shall be required to make additional Capital Contributions to the Company.

6.7 Additional Units. Subject to the provisions of this ARTICLE VI, the Board may, at any time and from time to time, issue additional Units or create additional classes or series of Units having such relative rights, powers and duties as the Board may establish, including rights, powers and duties senior to existing classes of Units.

6.8 Return of Capital Contributions. No Member shall have the right to a return of, or to voluntarily withdraw any part of, such Member’s Capital Contribution to the Company, except in the case of the (a) liquidation or dissolution of the Company, or (b) unanimous approval of the Members, at a meeting of the Members or by a separate written consent by the Members.

6.9 No Interest on Capital Contributions. No Member shall be entitled to interest of any kind with respect to his, her or its Capital Contributions or Capital Account, except as provided in Section 6.3.1.

6.10 No Right of Partition. Each Member expressly waives any right to cause a partition or other distribution of the property or assets of the Company, except as otherwise expressly set forth in this Agreement.

ARTICLE VII

DISTRIBUTIONS

7.1 Interim Distributions. Subject to Section 6.3.1, the Company may make Distributions to the Members at such times and in such amounts as the Board determines at its sole discretion; provided, however, that the term “sole discretion” and this section shall in no manner permit the Board to make any Distributions which would not be otherwise consistent with the terms of this Agreement and provided that any distributions with respect to the INNMC Businesses shall be paid only to the INNMC Member and any other distributions shall be made in the following priority: (a) first to Preferred Members, in respect of each then outstanding Preferred Unit, an aggregate amount equal to the aggregate amount of Accruing Dividends then accrued on each such Preferred Unit and not previously paid; and (b) second, to the Common Members in proportion to their pro rata ownership of the Class A Common Units, as the Board shall determine. In no event shall any payment to the Members in whatever form, made in exchange for consideration of reasonably equivalent value in any form, including without limitation, services rendered, tangible personal property, intangible personal property (including units, partnership interest, limited liability company interest, bonds, or promissory notes), real property or any interest in real property, or any combination thereof, be considered a Distribution from the Company in respect of such Member’s Units.

7.2 Distribution in Liquidation. Upon liquidation of the Company, liquidation proceeds shall be distributed in accordance with the provisions of Section 9.2.

7.3 Limitations upon Distributions. No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on distributions provided in the Act.

ARTICLE VIII

TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

Any Member may at any time Transfer all of its Membership Interest. The transferee of any Member’s entire Membership Interest shall become a member of the Company and the transferring Member shall cease to be a member of the Company upon consummation of the Transfer; provided, that the transferring Member shall have the right to such information as may be necessary for the computation of the transferring Member’s federal and state income tax liability for the year of the Transfer. Any Member may Transfer less than all of its Membership Interest and the Company may admit any Person as an Additional Member if such admission is approved by the Members, in which case this Agreement shall be amended to reflect the change in the Company’s income tax classification that would result from such Transfer or admission.

ARTICLE IX

DISSOLUTION AND LIQUIDATION OF THE COMPANY

9.1 Dissolution Events. The Company will be dissolved upon the happening of any of the following events:

9.1.1. The Board elects to dissolve the Company with the written consent of the Members;

9.1.2. The 90th day after the day on which the Company ceases to have any Members, unless within that 90-day period one or more Persons are admitted as a Member or Members by the Person, including the former Member, owning or otherwise controlling the Membership Interests of the last Member;

9.1.3. The filing by the Secretary of State of a certificate of dissolution under Act; or

9.1.4. The entry of a decree of judicial dissolution under the Act.

9.2 Liquidation. Upon the happening of any of the events specified in Section 9.1, the Board, or any liquidating trustee elected by the Board, will commence as promptly as practicable to wind up the Company’s affairs unless the Board or the liquidating trustee (either, the “Liquidator”) determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. With the exception of the INNMC Businesses, assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The INNMC Business shall be distributed in kind only to INNMC and any proceeds from a liquidation of the INNMC Businesses shall be paid to the INNMC Member. The proceeds from liquidation of the remainders of the Company, including repayment of any debts of the Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

9.2.1. First, to payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations to the Member;

9.2.2. Second, to the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 9.2.3; and

9.2.3. Third, to the Members in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions, and allocations pursuant to Exhibit C for all periods, including any Accruing Dividends.

9.3 Articles of Dissolution. Upon the dissolution and the completion of the winding up of the Company, the Board shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Board shall, or shall cause the Company’s officers to, execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and winding up of the Company.

ARTICLE X

UNITED STATE FEDERAL, STATE AND LOCAL TAX MATTERS

10.1 Amendments to Contribution Agreements. The parties hereto acknowledge and agree that the following agreements, and any other agreements among the parties hereto, are hereby deemed to be amended to reflect the issuance of Units, in connection with such contributions, as reflected in Exhibit B attached hereto: (a) Unit Subscription and Contribution Agreement, dated November 10, 2023, by and between the Company and INNMC Member; (b) Agreement and Plan of Merger, dated November 10, 2023, by and between Innovex Holdings I LLC and the Company; (c) Unit Subscription and Contribution Agreement, dated November 10, 2023, by and between the Company and IMS Software Services Ltd.; (d) Unit Subscription and Contribution Agreement, dated November 10, 2023, by and between the Company and IQVIA Pharma Services Corp.; and (e) Unit Subscription and Contribution Agreement, dated November 10, 2023, by and between the Company and INNMC Member.

10.2 Partnership for U.S. Income Tax Purposes. At any time the Company has more than one (1) Member, the Company shall be classified and treated as, a “partnership” for United States federal and United States state and local tax purposes, and therefore the Company and the Members shall make or refrain from making (as appropriate) any election under Code Section 7701 and the regulations thereunder so that the Company shall be so constitute and be so treated. The INNMC Member shall remain the beneficial owner of the INNMC Businesses for U.S. federal income tax purposes as described in Frank Lyon Company v. United States, 435 U.S. 561 (1978) and Rev. Rul. 55-39, 1955-1 C.B. 403.

10.3 Tax Returns. During all periods that the Company is a partnership for U.S. income tax purposes, the Company shall file (or cause to be filed) such United States federal and United States state and local income and other tax returns and schedules (including, without limitation, any Schedule K-1 and any amended returns and schedules) as the Board, in consultation with the Company’s U.S. tax advisors and U.S. tax return preparers, shall determine to be necessary or desirable, and any and all such returns and schedules (and all such information, amounts, allocations, etc. to be set forth on any such returns and schedules) shall be prepared, set forth and filed, by one or more accounting and/or other tax return preparers or tax preparation firms, all as and in the manner that the Board shall determine and direct.

10.4 Capital Accounts; Allocations Of Net Profits and Net Losses. Capital Accounts and allocations of Net Profits and Net Losses of the Company for U.S. income tax purposes shall be governed by Exhibit C.

ARTICLE XI

MISCELLANEOUS

11.1 Records. The records of the Company will be maintained at the Company’s principal place of business, or at such other place selected by the Members; provided, that the Company keep at its principal place of business the records required by the Act to be maintained there.

11.2 Amendments. This Agreement may be amended only by a writing signed by the Members.

11.3 Survival of Rights. This Agreement shall inure to the benefit of the successors and assigns of the Members.

11.4 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without giving effect to the conflicts of laws provisions thereof.

11.5 Severability. If any provision, sentence, phrase, or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase, or word to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

11.6 Creditors Not Benefited. Nothing in this Agreement is intended to benefit any creditor of the Company or of any Member. No creditor of the Company or any of the Members will be entitled to require the Company or the Members to solicit or accept any loan or additional Capital Contribution for the Company or to require the Company enforce any right which the Company may have against the Member, whether arising under this Agreement or otherwise.

11.7 General Rules of Interpretation. The parties intend and agree that all benefits and burdens with respect to the INNMC Businesses are held solely by INNMC. To the extent any provision in this agreement might be in conflict with this principle, the parties agree to interpret and apply the provisions of this agreement in a manner consistent with this intent.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed as of December 29, 2023.

Company:

IQVIA RDS LATIN AMERICA LLC a North Carolina limited liability company

By:	/s/ Michael Knolker
Name:	Michael Knolker
Title:	Vice President

MEMBERS:

IMS SOFTWARE SERVICES LTD.

By:	/s/ Michael Knolker
Name:	Michael Knolker
Title:	Vice President

IQVIA PHARMA SERVICES CORP.

By:	/s/ Michael Knolker
Name:	Michael Knolker
Title:	Vice President

IQVIA RDS INC.

By:	/s/ Michael Knolker
Name:	Michael Knolker
Title:	Vice President

INNOVEX MERGER CORP.

By:	/s/ Michael Knolker
Name:	Michael Knolker
Title:	Vice President

EXHIBIT A

OFFICERS

Name	Title
Denise M. Corey	Vice President & Assistant Treasurer

Eric M. Sherbet	President

Harvey A. Ashman	Vice President and Secretary

Jim Ferguson	Vice President

Matthew Gilmartin	Vice President & Assistant Secretary

Michael Knolker	Vice President

Nicholas Childs	Vice President and Treasurer

Thomas Shost	Vice President

EXHIBIT B

MEMBERS REGISTER

Name	Address	Par Value	Number and Class of Units	Class A Common Percentage	Class B Common Percentage	Class A Preferred Percentage
IQVIA RDS Inc.	2400 Ellis Road Durham, NC 27703	$0.001	5,000 Class A Common Units	0.81%	—	—
IMS Software Services Ltd.	2400 Ellis Road Durham, NC 27703	$0.001	31,304 Class A Common Units 879 Class A Preferred Units	5.10%	—	100%
IQVIA Pharma Services Corp.	2400 Ellis Road Durham, NC 27703	$0.001	57,503 Class A Common Units	9.36%	—	—
Innovex Merger Corp.	2400 Ellis Road Durham, NC 27703	$0.001	520,487 Class A Common Units 11,385 Class B Common Units	84.73%	100%	—

EXHIBIT C

UNITED STATES INCOME TAX MATTERS

The provisions of this Exhibit C shall govern the U.S. income tax treatment of the Company and its Members during all periods that the Company is treated as a partnership for U.S. income tax purposes.

1.

Capital Accounts. The Company shall establish and maintain a separate capital account (“Capital Account”) for each Member. Each Member’s Capital Account will be increased by (1) the amount of money contributed to the Company; (2) the fair market value of any property contributed to the Company (net of any liabilities assumed by the Company in connection with such contribution); and (3) allocations of income and gain of the Company. Each Member’s Capital Account will be decreased by (1) the amount of money distributed by the Company; (2) the fair market value of property distributed by the Company; and (3) allocations of Company losses and deductions. For the avoidance of doubt, INNMC’s capital account shall not be credited with respect to the INNMC Businesses. The Capital Accounts, and all allocations of income, gain and loss of the Company, shall be in compliance with the “substantial economic effect” provisions of Regulations Section 1.704-1(b)(2) (including satisfying the alternate test for economic effect), and all allocations of credits and foreign tax expenditures will be allocated in accordance with Regulations Sections 1.704-1(b)(3), 1.704-1(b)(4)(ii), and 1.704- 1(b)(4)(viii). No Member shall have any obligation to restore a negative balance in its Capital Account.

2.	Allocations of Net Profits and Net Losses.

a.

For the purposes of this Exhibit C, “Net Losses” and “Net Profits” shall mean an amount equal to the Company’s taxable income or loss for federal income tax purposes for each fiscal year of the Company (i) increased by the amount of tax- exempt income reflected as an addition to the Members’ Capital Accounts, and (ii) decreased by any non-deductible expenditures reflected as a reduction to the Members’ Capital Accounts. In the event that property is reflected on the books of the Company (as maintained in accordance with Regulations Section 1.704- 1(b)(2)(iv)) at a book value that differs from the adjusted tax basis of such property, Net Profits and Net Losses (or items thereof) shall be determined by reference to the book value of such property. Such allocation of book values shall be made in accordance with Regulations Section 1.704-1(b)(2)(iv)(g). The portion of Net Losses and Net Profits attributable to INNMC Businesses shall be designated “INNMC Net Losses” and “INNMC Net Profits”, and the remaining portion of Net Losses and Net Profits shall be designated “Common Net Losses” and “Common Net Profits”.

b.

Except as otherwise provided in Section 2.c and 2.d below, Common Net Profits and Common Net Losses of the Company for any relevant period shall be allocated to the Common Members in proportion to their Class A Common Units. INNMC Net Profits and INNMC Net Losses shall be allocated solely to the INNMC Member.

c.

Notwithstanding any other provision of this Agreement, (i) “partner nonrecourse deductions” (as defined in Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each fiscal year of the Company to the Member that bears the economic risk of loss within the meaning of Regulations Section 1.704-2(i) and “nonrecourse deductions” (as defined in Regulations Section 1.704-2(b)) and “excess nonrecourse liabilities” (as defined in Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Unit ownership. The requirements of a “minimum gain chargeback” (as described in Regulations Section 1.704-2(f)), a “partner nonrecourse debt minimum gain chargeback” (as described in Regulations Section 1.704-2(i)), a “qualified income offset” (as described in Regulations Section 1.704-1(d)(3)), and the allocation of creditable foreign tax expenditures (as described in Regulations Section 1.704-1(b)(4)(viii)) (collectively, the “Regulatory Allocations”) are hereby incorporated into and made part of this Agreement. The Board shall make such offsetting special allocations (or guaranteed payments) of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s capital account balance is, to the extent possible, equal to the capital account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 2.b. (Provided, however, that any such special allocation or guaranteed payments will not be made out of items relating to the INNMC Businesses.) For example, to the extent that partner capital is reduced by the allocation of creditable foreign tax expenditures pursuant to Regulations Sections 1.704-1(b)(4)(viii), the Company will make corrective allocations, as described in Regulations Sections 1.704-1(b)(6).

d.

The Members intend (i) that the allocation provisions contained in this Exhibit C and elsewhere in this Agreement be interpreted so that the final Capital Account balances of the Members are equal to the distributions that would be made if such distributions were made according to Article VII, and (ii) that the allocation provisions contained in this Exhibit C and elsewhere in this Agreement be applied and amended by the Board, if and to the extent necessary to produce such result even if any such application or amendment requires (A) first, special allocations of gross income and/or gross deductions for the current fiscal year (or, if necessary, any other period), and (B) second, if necessary, the amendment of prior tax returns for the Company.

e.

All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this Section 2, except as may otherwise be provided herein or under Code Section 704(c). Unless otherwise determined by the Board, in consultation with the Company’s tax advisors, the Company shall use the “traditional method” for making tax allocations as provided in the Regulations under Code Section 704(c).

3.

Partnership Representative. The Board shall appoint an individual to be the “partnership representative” as provided in Code Section 6223(a), as amended by the Bipartisan Budget Act of 2015 (the “BBA”) (the “Partnership Representative”). The Partnership Representative is authorized to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. To the extent permitted by applicable law and regulations, the Partnership Representative on behalf of the Company may annually elect out of the BBA for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b), as amended by the BBA. For any year in which applicable law and regulations do not permit the Company to elect out of the BBA, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative may cause the Company to elect the alternative procedure under Code Section 6226, as amended by the BBA, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member’s share of any adjustment set forth in the notice of final partnership adjustment. Each Member agrees that (i) such Member shall not treat any Company item inconsistently on such Member’s federal, state, foreign, or other income tax return with the treatment of the item on the Company’s return and (ii) in the event the Company elects the alternative procedure under Code Section 6226 as amended by the BBA, such Member shall file amended returns if necessary and pay any tax due with respect to the tax year in question. Any deficiency for taxes imposed on or allocable to any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member, and if required to be paid (and actually paid) by the Company (whether under the BBA or otherwise), will be recoverable from such Member; the Board may require a former Member to indemnify the Company for its allocable portion of such tax. The obligations of each Member or former Member under this Section 3 shall survive the transfer or redemption by such Member of such Member’s Units, the termination of this Agreement, or the dissolution of the Company.